VX 3/18/04

AH 3/16/2004

04015928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquette Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 South Sixth Street, Suite 3800
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon L. Roeske 952-906-2889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

400 One Financial Plaza, 120 South Sixth Street, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 1 2004 WASH. D.C. 188 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

MARQUETTE INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3).*

AFFIRMATION

I, Kathi Rogers, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Marquette Investment Services, Inc. for the year ended December 31, 2003, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kathi Rogers
Vice-President Finance

Subscribed to before me this 25th day of February 2004.

Linda A. Vinchattle
Notary Public

LINDA A. VINCHATTLE
Notary Public–Minnesota
My Comm. Expires Jan. 31, 2005

Marquette Investment Services, Inc.

(SEC I.D. No. 8-22712)

Financial Statements as of and for the Year Ended December 31, 2003, Supplemental Schedules as of December 31, 2003, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Marquette Investment Services, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Marquette Investment Services, Inc. (the "Company") as of December 31, 2003 and the related statements of operations, cash flows, changes in shareholder's equity and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Marquette Investment Services, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (j) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 71,095
TOTAL	$ 71,095

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 3,406
Subordinated debt due to Parent	8,000
	11,406
SHAREHOLDER'S EQUITY:	
Common stock ($0.01 par value—1,000,000 shares authorized, 100 shares issued and outstanding)	1
Additional paid-in capital	91,664
Retained deficit	(31,976)
	59,689
TOTAL	$ 71,095

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES—	
Interest income	$ 17
OPERATING EXPENSES:	
Personnel fees	245
Professional and service fees	21,642
Others	424
	22,311
NET LOSS	$ (22,294)

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (22,294)
Adjustments to reconcile net loss to net cash used in operating activities—	
Changes in liabilities:	
Accounts payable and accrued expenses	3,406
Due to parent company	(1,713)
Total adjustments	1,693
Net cash used in operating activities	(20,601)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	90,000
Distributions	(8,335)
Net cash provided by financing activities	81,665
INCREASE IN CASH	61,064
CASH—December 31, 2002	10,031
CASH—December 31, 2003	$ 71,095

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Shareholder's Equity
BALANCE—December 31, 2002	$ 1	$ 9,999	$ (9,682)	$ 318
Contributions		90,000		90,000
Distributions		(8,335)		(8,335)
Net loss			(22,294)	(22,294)
BALANCE—December 31, 2003	$ 1	$ 91,664	$ (31,976)	$ 59,689

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

SUBORDINATED DEBT DUE TO PARENT—December 31, 2002	$ 8,000
SUBORDINATED DEBT DUE TO PARENT—December 31, 2003	$ 8,000

See notes to financial statements.

MARQUETTE INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. OWNERSHIP AND NATURE OF BUSINESS

Marquette Investment Services, Inc. (the "Company") is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's primary activities include providing customers with investment advice with respect to securities.

The Company is a wholly owned subsidiary of Marquette Financial Corp. (the "Parent"). On October 1, 2003, 100% of the Company's stock was sold by Globalbridge Partners, Inc. to the Parent in a transaction that was accounted for as a purchase by the Parent; however, no adjustments were made to the carrying value of the Company's assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes—The Company has elected S corporation status under the applicable sections of the Internal Revenue Code and Minnesota Income Tax Act, whereby the taxable income and any available tax credits of the Company will be included in the income tax returns of its shareholder.

As part of the Company's election of S corporation status, the Company may be liable for the payment of built-in gains tax on any appreciated property sold within 10 years of the effective date of the S corporation election.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement—The Financial Accounting Standards Board ("FASB") has issued Financial Interpretaion ("FIN") No. 46, *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective for variable interest entities created by the Company after December 31, 2003 and for all variable interest entities, regardless of when they were created beginning January 1, 2005. The Company does not anticipate that the adoption of FIN No. 46 will have a material effect on its financial position or results of operations.

3. RELATED PARTY

Expenses, including occupancy, data processing, and other administrative costs, are paid by the Parent and are charged to the Company. Amounts charged to the Company in 2003 were $200, which is presented in other fees on the statement of operations.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

4. SUBORDINATED DEBT

The Company has received funding in the form of a subordinated loan from its parent company. At December 31, 2003, this loan totaled $8,000 and bears interest of 1% per annum. This loan matures on January 31, 2006.

The National Association of Securities Dealers has approved the subordinated debt agreement as a satisfactory subordination agreement and, as such, it is excluded from aggregate indebtedness in the computation of required net capital. Such borrowing is available in computing net capital pursuant to the Securities and Exchange Commission's (the "Commission") Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. REGULATORY REQUIREMENTS

Marquette Investment Services, Inc. is subject to the Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2003, the Company's net capital of $67,689 was $17,689 in excess of its required net capital of $50,000. The Company's ratio of aggregated indebtedness to net capital was 0.05 to 1 at that date.

The Company does not carry any customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

* * * * * *

SUPPLEMENTAL SCHEDULE

MARQUETTE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL:	
Total shareholder's equity	$ 59,689
Subordinated debt due to Parent	8,000
Net capital before haircuts	67,689
Haircuts on securities	-
Net capital	$ 67,689
AGGREGATED INDEBTEDNESS—	
Accounts payable and accrued expenses	$ 3,406
Aggregated indebtedness	$ 3,406
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregated indebtedness)	$ 50,000
Excess net capital	$ 17,689
Ratio of aggregated indebtedness to net capital	0.05
RECONCILIATION OF THE COMPANY'S COMPUTATION (Included in Part II of the Form X-17A-5 as of December 31, 2003):	
Net capital as reported by the Company's Part II (unaudited) FOCUS report filed in January 2004	$ 70,095
Audit adjustments decreasing shareholder's equity related to accounts payable	(2,406)
Net capital as per above	$ 67,689
Aggregated indebtedness as reported by the Company's Part II (unaudited) FOCUS report filed in January 2004	$ 14,875
Audit adjustments decreasing aggregated indebtedness primarily related to accounts payable disbursements made in 2003	(11,469)
Aggregated indebtedness as per above	$ 3,406

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402-1844

Tel: (612) 397-4000
Fax: (612) 397-4450
www.deloitte.com

Deloitte & Touche

February 25, 2004

Marquette Investment Services, Inc.
60 South Sixth Street
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements of Marquette Investment Services, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13j; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP